# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UP Fintech Holding Ltd, CIK 0001756699
CUSIP: 91531W106
Title of class of securities: American Depositary Shares, each representing 15 Class A ordinary shares
Address of issuer's principal executive offices: 18F,NO.16 TAIYANGGONG RD,CHAOYANG DIST., 18F,NO.16 TAIYANGGONG RD,CHAOYANG DIST., BEIJING, China (F4), 100020
Date of event which requires filing of this statement: 06/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-041200
Filed by CIK 0002029708

## Reporting persons
- Avenir Tech Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 19,487,703; shared voting power 0; sole dispositive power 19,487,703; shared dispositive power 0; aggregate amount beneficially owned 19,487,703 (10.9% of the class)
  Comment: The shares reported above represent the 16,562,016 American Deposit Shares of the Issuer ("ADSs") directly held by Avenir Tech Limited ("Avenir Tech"), and the 2,925,687 ADSs held by LL (BVI) Investment Limited, over which Avenir Tech exercises sole voting power and sole dispositive power.
  Row 11 is calculated based on a total of 2,680,509,912 outstanding Class A and B ordinary shares of the Issuer as of March 31, 2026, as reported in the Issuer's quarterly report on Form 6-K for the first quarter of 2026 filed with the U.S. Securities and Exchange Commission ("SEC") on June 2, 2026.
- Avenir View Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 19,487,703; shared voting power 0; sole dispositive power 19,487,703; shared dispositive power 0; aggregate amount beneficially owned 19,487,703 (10.9% of the class)
  Comment: The shares reported above represent the 19,487,703 ADSs beneficially owned by Avenir Tech. Avenir Tech is wholly owned by Avenir View Limited ("Avenir View").
  
  Row 11 is calculated based on a total of 2,680,509,912 outstanding Class A and B ordinary shares of the Issuer as of March 31, 2026, as reported in the Issuer's quarterly report on Form 6-K for the first quarter of 2026 filed with the U.S. Securities and Exchange Commission ("SEC") on June 2, 2026.
- Avenir Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 19,487,703; shared voting power 0; sole dispositive power 19,487,703; shared dispositive power 0; aggregate amount beneficially owned 19,487,703 (10.9% of the class)
  Comment: The shares reported above represent the 19,487,703 ADSs beneficially owned by Avenir Tech. Avenir Tech is wholly owned by Avenir View, which is in turn wholly owned by Avenir Investment Holdings Limited ("Avenir Investment").
  
  Row 11 is calculated based on a total of 2,680,509,912 outstanding Class A and B ordinary shares of the Issuer as of March 31, 2026, as reported in the Issuer's quarterly report on Form 6-K for the first quarter of 2026 filed with the U.S. Securities and Exchange Commission ("SEC") on June 2, 2026.
- LI Lin: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 19,487,703; shared voting power 0; sole dispositive power 19,487,703; shared dispositive power 0; aggregate amount beneficially owned 19,487,703 (10.9% of the class)
  Comment: The shares reported above represent the 19,487,703 ADSs beneficially owned by Avenir Tech. Avenir Tech is wholly owned by Avenir View, which is in turn wholly owned by Avenir Investment. Mr. LI Lin owns 100% of the equity interest in Avenir Investment.
  
  Row 11 is calculated based on a total of 2,680,509,912 outstanding Class A and B ordinary shares of the Issuer as of March 31, 2026, as reported in the Issuer's quarterly report on Form 6-K for the first quarter of 2026 filed with the U.S. Securities and Exchange Commission ("SEC") on June 2, 2026.

## Item 1. Issuer
Name of issuer: UP Fintech Holding Ltd
Address of issuer's principal executive offices: 18F,NO.16 TAIYANGGONG RD,CHAOYANG DIST., 18F,NO.16 TAIYANGGONG RD,CHAOYANG DIST., BEIJING, CHINA, 100020.

## Item 2. Person Filing
Name of person filing:
Avenir Tech Limited
Avenir View Limited
Avenir Investment Holdings Limited
LI Lin
(each a "Reporting Person", collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For the purpose of this filing, the address for all Reporting Persons is 22/F, AIA Central, 1 Connaught Road Central, Central Hong Kong
Citizenship:
Avenir Tech Limited: British Virgin Islands
Avenir View Limited: British Virgin Islands
Avenir Investment Holdings Limited: British Virgin Islands
LI Lin: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,487,703.00
Percent of class: 10.9
Sole power to vote or to direct the vote: 19,487,703.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,487,703.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Avenir Tech Limited: /s/ LI Lin, Director (06/16/2026)
- Avenir View Limited: /s/ LI Lin, Director (06/16/2026)
- Avenir Investment Holdings Limited: /s/ LI Lin, Director (06/16/2026)
- LI Lin: /s/ LI Lin, Individual (06/16/2026)